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Exhibit 99.9

        [RAYMOND CHABOT GRANT THORNTON LOGO]

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants to Axcan Pharma Inc., we hereby consent to the incorporation by reference in Registration Statement (Form F-10 No. 333-104275) pertaining to the resale of Axcan Pharma Inc.'s $125,000,000 4 1/4% Convertible Subordinated Notes Due 2008 (the "Notes") and the common shares issuable upon conversion of the Notes and in Registration Statement (Form S-8 No. 333-97879) pertaining to the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on December 19, 2000 and in the related prospectus of our report dated November 10, 2004 with respect to the consolidated financial statements of Axcan Pharma Inc. and subsidiaries included in the Form 40-F for the year ended September 30, 2004.

/s/ RAYMOND CHABOT GRANT THORTON RAYMOND CHABOT GRANT THORNTON Chartered accountants General Partnership
Montreal, Quebec January 21, 2005
Suite 1900 National Bank Tower 600 De La Gauchetiere Street West Montreal, Quebec H3B 4L8 Telephone: (514) 878-2691 Internet: www.rcgt.com
Member of Grant Thornton International

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Exhibit 99.9